ProShare Capital Management LLC

7501 Wisconsin Avenue

Suite 1000, East Tower

Bethesda, MD 20814-6527

July 15, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form S-1;

ProShares Trust II (File No. 333-178212)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, ProShare Capital Management LLC (the “Sponsor”) on behalf of ProShares Trust II (the “Trust”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Trust’s Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement was initially filed with the Commission on November 29, 2011 (Accession No. 0001193125-11-324524) and subsequently amended on February 14, 2012 (Accession No. 0001193125-12-059357).

The Sponsor on behalf of the Trust is requesting withdrawal of the Registration Statement at the request of the SEC Staff. No securities were sold in connection with the Registration Statement.

Upon the withdrawal, unused registration fees ($343.80) previously paid for on November 29, 2011 in connection with those offerings will be available for offset for the Trust’s future filings.

We appreciate your assistance with this matter. If you have any questions regarding this matter, please contact the undersigned at (240) 497-6577.

Very truly yours,

/s/ Kenneth C. Fang
Kenneth C. Fang Vice President and Legal Counsel